Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2018	2017

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$803,963	$724,266
Exploration and Production and Other Revenues	584,292	636,003
Pipeline and Storage and Gathering Revenues	207,611	212,396
	1,595,866	1,572,665

Operating Expenses:
Purchased Gas	327,683	242,505
Operation and Maintenance:
Utility and Energy Marketing	197,743	201,984
Exploration and Production and Other	152,171	139,717
Pipeline and Storage and Gathering	95,113	93,457
Property, Franchise and Other Taxes	85,724	82,974
Depreciation, Depletion and Amortization	227,986	228,113
Impairment of Oil and Gas Producing Properties	—	115,413
	1,086,420	1,104,163

Operating Income	509,446	468,502

Other Income (Expense):
Interest Income	5,397	4,150
Other Income	6,179	7,523
Interest Expense on Long-Term Debt	(113,690)	(115,997)
Other Interest Expense	(3,268)	(2,914)

Income Before Income Taxes	404,064	361,264

Income Tax Expense	8,272	137,234

Net Income Available for Common Stock	$395,792	$224,030

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$4.62	$2.63

Diluted:
Net Income Available for Common Stock	$4.59	$2.61

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,592,904	85,114,029

Used in Diluted Calculation	86,232,666	85,738,474